U Power Limited

2F, Zuoan 88 A, Lujiazui,
Shanghai, People’s Republic of China

VIA EDGAR

March 30, 2023

Ms. Erin Purnell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Re:	U Power Limited
Registration Statement on Form F-1, as amended File No. 333-268949

Dear Ms. Purnell:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, U Power Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 pm, Eastern Time, on March 31, 2023, or as soon thereafter as practicable.

Very truly yours,

U Power Limited

By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer and Chairman of the Board of Directors

cc. Ying Li, Esq., Hunter Taubman Fischer & Li LLC